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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44000

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/21____ AND ENDING ____12/31/21____
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Aaron Capital Incorporated_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____1201 Front Street, Suite N, Office H____
(No. and Street)

Columbus	GA	31901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R. Carter	813-442-1645	acarter@aaroncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____Assurance Dimensions____
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)
04/13/2010			5036
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R Carter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aaron Capital Incorporated, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO & FINOP

[signature]
Notary Public

ALAIN J SUAREZ
NOTARY PUBLIC
Cherokee County
State of Georgia
My Comm. Expires Jan. 11, 2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Aaron Capital Incorporated

AUDITED FINANCAL STATEMENTS

For the Year-Ended December 31, 2021

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to the Financial Statements 6-9

Supplemental Information:

Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1 10

Schedule II –Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 11

Exemption Report 12

Report of Independent Registered Public Accounting Firm on the Exemption Report 13

 

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of **Aaron Capital, Incorporated:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Aaron Capital, Incorporated** as of December 31, 2021, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Aaron Capital, Incorporated** as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Aaron Capital, Incorporated** management. Our responsibility is to express an opinion on **Aaron Capital, Incorporated** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Aaron Capital, Incorporated** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of **Aaron Capital, Incorporated** financial statements. The supplemental information is the responsibility of **Aaron Capital, Incorporated's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, and Schedule II, Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Aaron Capital, Incorporated** auditor since 2019.

Assurance Dimensions
Margate, Florida
March 1, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Aaron Capital Incorporated
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$	61,063
Prepaid Assets and Deposits		5,966
Accounts Receivable		1,845
Total Assets	$	68,874

Liabilities and Stockholder's Equity

Liabilities

Accounts Payable	$	6,652
Total Liabilities		6,652

Stockholder's Equity

Preferred Stock, 1,000,000 shares authorized, $1 par, 0 issued and outstanding	-
Common Stock, no par value, 10,000,000 shares authorized, 1,000 shares issued and outstanding	220,655
Accumulated Deficit	(158,433)
Total Stockholder's Equity	62,222

Total Liabilities and Stockholder's Equity	$	68,874

The accompanying notes are an integral part of this financial statement.

Aaron Capital Incorporated
Statement of Operations
For the Year Ended December 31, 2021

Revenues		
Success Fees	$	1,630,162
Advisory Fees		94,928
Mutual Funds		29,505
Annuities		21,135
Total Revenue		1,775,730
Commission Expense		1,607,217
Gross Profit		168,513
Operating Expenses		
Professional Services		44,072
Owner Compensation		33,010
Travel and Entertainment		11,063
Rent		9,900
Administrative Fees		20,650
Regulatory Fees		13,636
Technology and Communications Expense		6,780
Insurance		1,052
Office Supplies and Expenses		2,229
Other Expenses		2,202
Total Operating Expenses		144,594
Income before income taxes	$	23,919
Income Tax Expense		5,416
Net income	$	18,503

The accompanying notes are an integral part of this financial statement.

Aaron Capital Incorporated
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Common Stock (1,000 shares Issued)	Accumulated Deficit	Totals
Balance at December 31, 2020	$ 208,655	$ (176,936)	$ 31,719
Capital Contributions	13,000	-	13,000
Capital Distributions	(1,000)	-	(1,000)
Net income	-	18,503	18,503
Balance at December 31, 2021	$ 220,655	$ (158,433)	$ 62,222

The accompanying notes are an integral part of this financial statement.

Aaron Capital Incorporated
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net Income	$	18,503
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts Receivable		485
Prepaid Assets and Deposits		(1,609)
Deferred Tax Asset		4,232
Accounts Payable and Accrued Expenses		6,098
Net cash provided by operating activities		27,709
Cash flows from financing activities		
Contributions from Stockholder		13,000
Distributions to Stockholder		(1,000)
Net cash provided by financing activities		12,000
Net increase in cash		39,709
Cash at beginning of period		21,354
Cash at end of period	$	61,063

The accompanying notes are an integral part of this financial statement.

Aaron Capital Incorporated
Notes to Financial Statements
December 31, 2021

NOTE 1 – General and Summary of Significant Accounting Policies

General

Aaron Capital Incorporated (the "Company") was incorporated in the State of Texas on October 12, 1989. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business primarily as an underwriting and selling group participant on a best-efforts basis. The Company also provides services as a retailer selling mutual funds, variable life insurance or annuities, and private placement of securities.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include allowance for doubtful accounts and deferred tax valuation allowances.

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("ASC") as the authoritative source of GAAP recognized by FASB. The principles embodied in ASC are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2021. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Note 1 – General and Summary of Significant Accounting Policies (continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws. The Company's tax returns for its 2019 and subsequent tax years are subject to potential examination by the taxing authorities.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Revenue within the scope of ASC 606 include the following:

Mutual Funds

Mutual Funds or pooled investment vehicles have entered into agreements with the Company to distribute / sell its shares to investors. 12b-1 fees are paid up front and over time on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Revenue is recognized monthly as services are provided.

Advisory Fees and Success Fees

These services include agreements to provide advisory services to customers for which they charge the customer fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed. In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The success and announcement fees are recognized at the point in time when the performance obligation is satisfied. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. The revenues are recognized on a monthly basis and over the time the performance obligation is met.

NOTE 2 – Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes ("ASC 740"). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

As of December 31, 2021, the Company had $0 in net operating loss carryforward for federal income tax purposes.

NOTE 2 – Income Taxes (continued)

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended December 31, 2021:

	2021
Statutory federal rate	21.00%
State tax, net of federal effect	0%
Effective tax rate	21.00%

The provision for income taxes for the year ended December 31, 2021 is $5,416. The Company recorded a reduction to deferred provision of $4,232.

NOTE 3 – Occupancy

The Company leases office space in Columbus, GA for $900 per month under a month-to-month lease.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company does not have any leases that meet the requirements of ASU 2016-02.

NOTE 4 – Related Party Transactions

The Company receives administrative office services from PPM, Inc., a related party through common ownership, and paid $20,650 to the affiliate for such services during the year ended December 31, 2021. There were no outstanding amounts due to PPM as of December 31, 2021.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 5 – Concentration of Credit Risk

The Company maintains its cash in bank deposit account at high-quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's current $250,000 limit. At December 31, 2021, the Company did not exceed the federally insured limit.

NOTE 6 – Commitments and Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2021 requiring contingent loss recognition.

NOTE 6 – Commitments and Contingencies (continued)

COVID-19 - The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs

of improvement toward the end of fiscal 2021, certain impacts of the COVID-19 pandemic may continue to affect our results in the future.

NOTE 7 – Concentration of Revenue

The Company generated $1,775,730 in revenues, with two clients contributing 82.7% of those revenues. All other revenue sources individually contributed no more than 10% of gross revenues. 100% of the revenue was earned in the USA.

NOTE 8 – Stockholder's Equity

During the year ended December 31, 2021, the Company received $13,000 in capital contributions and distributed $1,000 in capital withdrawals to its sole stockholder.

NOTE 9 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $54,411, which was $49,411 above its required net capital of $5,000. The Company's net capital ratio was 12.23%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE 10 – Subsequent Events

Subsequent events have been evaluated through March 1, 2022, which is the date the financial statements were available to be issued, and no material events have occurred that would require the Company to change its financial statements or these footnotes.

Aaron Capital Incorporated
Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1
As of December 31, 2021

		Unaudited Part IIA	Audit Adjustments		Amended Part IIA
COMPUTATION OF NET CAPITAL					
Total ownership equity from Statement of Financial Condition	$	67,638	(5,416)	$	62,222
Total ownership equity qualified for net capital		67,638			62,222
Deductions and/or charges:					
Non-allowable assets from Statement of Financial Condition:					
Accounts receivable		1,845			1,845
Prepaid assets and deposits		5,966			5,966
Deferred tax asset		4,232	(4,232)		-
Net capital	$	55,595		$	54,411
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT					
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	365		$	443
Minimum dollar net capital requirement of reporting broker-dealer		5,000			5,000
Net capital requirement (greater of above)		5,000			5,000
Excess net capital	$	50,595		$	49,411
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	49,595		$	48,411
COMPUTATION OF AGGREGATE INDEBTEDNESS					
Total aggregate indebtedness from Statement of Financial Condition	$	5,468	1,184	$	6,652
Ratio of aggregate indebtedness to net capital		9.84%			12.23%

Aaron Capital Incorporated
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2021

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of **Aaron Capital, Incorporated:**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **Aaron Capital, Incorporated**(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Aaron Capital, Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Aaron Capital, Incorporated**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
March 1, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
13

EXEMPTION REPORT

Aaron Capital, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Ana R. Carter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Authorized Signature

CFO & FINOP
_____
Title

March 1, 2022
_____
Date



ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of **Aaron Capital Incorporated:**.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by **Aaron Capital Incorporated** and the SIPC, solely to assist you and SIPC in evaluating **Aaron Capital Incorporated's** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. **Aaron Capital Incorporated's** management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on **Aaron Capital Incorporated's** compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of **Aaron Capital Incorporated** and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
March 1, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
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ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
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www.assurancedimensions.com